July 27, 2009
Via EDGAR
Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MedQuist Inc. Preliminary Information Statement on Schedule 14C Filed July 10, 2009 SEC File No. 1-13326
Dear Ms. Mills-Apenteng:
     We are writing to respond to the comment letter dated July 24, 2009 from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding (i) our Preliminary Information Statement on Schedule 14C filed on July 10, 2009 (“Preliminary Information Statement”), (ii) our letter to the Staff dated July 17, 2009 and filed with the Commission on July 20, 2009 (the “Initial Response Letter”) regarding our response to the comment letter from the Staff dated July 16, 2009 and (iii) our letter to the Staff dated July 21, 2009 and filed with the Commission on July 21, 2009 (the “Second Response Letter”) regarding our response to the comment letter from the Staff dated July 21, 2009 . To assist in your review, we have typed the text of the Staff’s comment in advance of our response below.
Form 8-K filed July 14, 2009
1.	In response to comment 2 of our letter dated July 21, 2009, you state that “there was no indication in such written consent that Messrs. Schwarz and O’Donoghue were removed for cause as directors,” and that you were not aware of any other information “that would indicate that Messrs. Schwarz and O’Donoghue were removed for cause as directors.” Based on your responses to our comments to date, it is unclear that you have met the disclosure requirements of Form 8-K and Schedule 14C. Further, it would appear that you were unable to determine whether you have met these disclosure requirements despite the fact that Messrs. Aquilina, Baker, Berger and Seedman, each of whom is affiliated with CBay Inc., are members of your board of directors.

Given that you have an affirmative obligation to ensure that you are complying with the disclosure requirements of the Securities Exchange Act of 1934, including Rule 14a-9 of Regulation 14A, please tell us what reasonable efforts you made to ascertain whether the directors were removed for cause. In addition, if you were unable to make a representation that the directors were not removed for cause by CBay Inc., please amend your preliminary information statement to provide a clear statement to this effect.

Response: In response to additional inquires from us, CBay Inc. sent us the letter attached hereto as Attachment A on July 27, 2009. The letter confirms that the two directors removed by written consent of CBay Inc, as the majority shareholder of MedQuist Inc., were not removed for cause. We intend to add the following paragraph as the third paragraph in our Information Statement under the heading “Voting Required; Manner of Approval”:
In response to an inquiry from us, on July 27, 2009, CBay Inc. confirmed to us in writing that the two MedQuist Inc. directors removed by written consent of CBay Inc, as the majority shareholder of MedQuist Inc., were not removed for “cause.” A copy of CBay Inc.’s July 27, 2009 letter to us is attached as Annex B to this Information Statement.
With this additional language, we intend to finalize and file the Definitive Information Statement.
     We respectfully request that the Staff provide us with clearance to file a Definitive Information Statement on Schedule 14C. We look forward to hearing from you. Should you have any question regarding our response, please do not hesitate to call or email the undersigned (856-206-4210; msullivan@medquist.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241, abramss@pepperlaw.com).

Sincerely,
/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel, Chief Compliance Officer and Secretary

cc:   Steven Abrams, Pepper Hamilton

Attachment A
CBAY Inc., USA
July 27, 2009
Dear Mr. Sullivan,
In response to your request, on behalf of the directors of CBay Inc., this will confirm your understanding that the two MedQuist, Inc. directors removed by written consent of CBay, as the majority shareholder of MedQuist, were not removed for “cause” and no determination was made as to whether “cause” exists. We acted in accordance with our rights as a shareholder, consistent with our disclosures in our Schedule 13D, as amended from time to time, that we may take such actions and other actions as a shareholder.
You may disclose this understanding and a copy of this correspondence in any regulatory filing required under Securities Exchange Act of 1934, as amended.

Sincerely, CBAY INC., a Delaware corporation
By:	/s/ V. Raman Kumar
	Name:	V. Raman Kumar
	Title:	Vice Chairman and Chief Executive Officer

2661 Riva Road, Building 800, Annapolis, Maryland 21401   Tel: (866) 295-4600   Fax: (410) 266-5475